Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Black Diamond Therapeutics, Inc.

139 Main Street, Suite 301

Cambridge, MA 02142

Telephone: 617-252-848

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

January 13, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski and Dietrich King

Re:	Black Diamond Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-235789
CIK No. 0001701541

Rule 83 Confidential Treatment Request by Black Diamond Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of Black Diamond Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

by letter dated September 18, 2019 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 23, 2019, resubmitted to the Commission on October 7, 2019, October 30, 2019 and December 13, 2019 and subsequently publicly filed by the Company with the Commission on January 3, 2020 (File No. 333-235789) (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Brent Hatzis-Schoch, Chief Operating Officer and General Counsel, Black Diamond Therapeutics, Inc., 139 Main Street, Suite 301, Cambridge, MA 02142 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

6. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant. As part of this determination, the Board took into consideration the Company’s third-party valuations of its common stock and the Board’s assessment, with input from management, of additional objective and subjective factors that it believed were relevant. These factors may have changed from the date of the applicable third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of August 31, 2018, December 21, 2018, June 12, 2019, July 30, 2019, September 9, 2019 and November 12, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and were prepared using either an Option Pricing Method (“OPM”) or a hybrid method, both of which used market approaches to estimate enterprise value. The hybrid method is a combination of Probability-Weighted Expected Return Method (“PWERM”) and OPM. The PWERM considers scenarios where the entity has forecasted one or more near-term exits (like IPO exit) with certainty, whereas, the OPM considers the scenarios where the specific future liquidity events cannot be forecasted with certainty except the exits which are modeled under PWERM.

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Lastly, a discount for lack of marketability (“DLOM”) on the common stock is then applied to arrive at an indication of value for the common stock on non-marketable basis.

On the other hand, the PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock on non-marketable basis after applying DLOM on common stock value.

The Company’s most recent third-party valuations, which were used, in part, by the Company’s Board to determine the fair value of the Company’s common stock as of the grant date of each option award, were based on the possibility of a future IPO scenario and on the Company’s recent transactions. The equity value of the Company in each IPO scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the future event scenarios based on the Company’s assessment of its development pipeline and market conditions at that time. For the IPO scenario, the Company then applied DLOM, determined by a put option analysis that considered the timing of a future IPO scenario. Key assumptions used by the Company in its most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Recent Transaction Method
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Stock
August 31, 2018	N/A	N/A	N/A	N/A	100%	47.0%	$0.24
December 21, 2018	10.0%	15.0%	N/A	N/A	90.0%	30.0%	$1.06
June 12, 2019	15.0%	7.50%	N/A	N/A	85.0%	30.0%	$1.37
July 30, 2019	30.0%	7.50%	N/A	N/A	70.0%	30.0%	$2.13
September 9, 2019	55.0%	5.00%	N/A	N/A	45.0%	25.0%	$3.60
November 12, 2019	65.0%	5.00%	N/A	N/A	35.0%	20.0%	$3.60

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

The increase in the fair value of the common stock from the August 31, 2018 valuation to the December 21, 2018 valuation was driven principally by the Company’s scientific progress, the closing of the Series B Preferred Share financing and initial preparations taken in connection with the contemplation of an IPO. The increase in the fair value of the common stock from December 21, 2018 to June 12, 2019 was driven primarily by additional scientific developments that supported progress toward a first milestone closing of the Series B financing and additional progress toward the commencement of an IPO. The increase in the fair value of the common stock from June 12, 2019 to July 30, 2019 was driven primarily by additional scientific developments that supported further progress toward a first milestone closing of the Series B financing and additional progress toward the commencement of an IPO. The increase in the fair value of the common stock from July 30, 2019 to September 19, 2019 was driven primarily by scientific progress which resulted in the funding of the first milestone closing of the Series B Preferred Shares, the initial confidential submission of a Registration Statement on Form S-1 with the Securities and Exchange Commission and the investor interest in a mezzanine financing round (Series C Preferred Shares). There was no increase in the fair value of the common stock from September 9, 2019 to November 12, 2019 due to no material updates to the value drivers considered in prior valuation analyses.

The Board relied, in part, on the results of (i) the August 31, 2018 valuation in its determination of the fair value of common stock of $0.24 per share as of September 13, 2018, (ii) the August 31, 2018 valuation in its determination of the fair value of common stock of $0.24 per share as of October 8, 2018, (iii) the December 21, 2018 valuation in its determination of the fair value of common stock of $1.06 per share as of March 4, 2019, (iv) the December 21, 2018 valuation in its determination of the fair value of common stock of $1.06 per share as of June 12, 2019, (v) the July 30, 2019 valuation in its determination of the fair value of common stock of $2.13 per share as of August 8, 2019, (vi) the July 30, 2019 valuation in its determination of the fair value of common stock of $2.13 per share as of August 14, 2019, (vii) the September 9, 2019 valuation in its determination of the fair value of common stock of $3.60 per share as of September 9, 2019 and (viii) the November 12, 2019 valuation in its determination of the fair value of common stock of $3.60 per share as of December 5, 2019 when it granted options to employees as of the respective dates. For the options granted on June 12, 2019, our Board initially determined that the fair value of our common stock was $1.06 per share as of the grant date. However, as discussed in the Registration Statement, the fair value of our common stock at the date of these grants was adjusted to $1.37 per share in connection with retrospective fair value assessments based on the June 12, 2019 valuation for accounting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to December 19, 2019, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of November 12, 2019 of $3.60 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to November 12, 2019, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the November 2019 valuation, the probability weighting of the IPO scenario was 65.0%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the November 2019 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the November 2019 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock, (ii) liquidation payments in preference to holders of the Company’s common stock, and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of November 12, 2019, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•	Since November 12, 2019, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on January 3, 2020.

•	Since November 12, 2019, the Company made further progress in the execution of its business strategies and corporate growth, including the appointment of an additional director to its Board.

•

Since November 12, 2019, the Company made further progress in the advancement of its lead product candidate, BDTX-189, an orally available, irreversible small molecule inhibitor that targets undrugged oncogenic driver mutations of the ErbB kinases, EGFR and HER2. Most importantly, on December 13, 2019, the Company received notification that the U.S. Food and Drug Administration allowed the Company’s investigational new drug application for BDTX-189

•

Since November 12, 2019, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors. Further positive feedback from potential investors was received through the underwriters most recently on January 9, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies and significant judgments and estimates – Stock-based compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

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CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.

January 13, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1926 or Robert E. Puopolo at (617) 570-1393.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Marishka DeToy
Marishka DeToy, Esq.

cc:	David M. Epstein, Black Diamond Therapeutics, Inc.

Thomas Leggett, Black Diamond Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Robert E. Puopolo, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY BLACK DIAMOND THERAPEUTICS, INC.